FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September 2025

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Takeda Presents Orexin Data from Landmark Oveporexton (TAK-861) Phase 3 Program in Narcolepsy Type 1 at World Sleep 2025
99.1	Takeda’s Leading Orexin Franchise Oveporexton Phase 3 Data & Commercial Readiness

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: September 8, 2025	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

Takeda Presents Orexin Data from Landmark Oveporexton (TAK-861) Phase 3 Program in Narcolepsy Type 1 at World Sleep 2025

SINGAPORE, OSAKA, Japan and CAMBRIDGE, Massachusetts, September 8, 2025 – Takeda (TSE:4502/NYSE:TAK) will present data from two global Phase 3 double-blind, placebo-controlled studies of oveporexton (TAK-861), a potential first-in-class investigational oral orexin receptor 2 (OX2R)-selective agonist in narcolepsy type 1 (NT1), during multiple oral presentations at the World Sleep 2025 Congress in Singapore beginning at 3:15 p.m. SGT today. Please refer to the attached press release and presentation for details.

The topline results of these studies were disclosed on July 14, 2025 in, “Takeda Announces Positive Results from Two Pivotal Phase 3 Studies of Oveporexton (TAK-861) in Narcolepsy Type 1”.

Media Contact:	Investor Contact:
Rachel Wallace rachel.wallace2@takeda.com	Christopher O’Reilly christopher.oreilly@takeda.com
Results from these studies have no significant impact on the full year consolidated forecast for the fiscal year ending March 31, 2026.

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Takeda Presents Orexin Data from Landmark Oveporexton (TAK-861) Phase 3 Program in Narcolepsy Type 1 at World Sleep 2025

–Takeda is the Leader in Orexin Science and is on Track to Submit Global Regulatory Applications Starting in Fiscal Year 2025
–Four Orexin Oral Presentations from Phase 3 Pivotal Studies Highlight Statistically Significant and Clinically Meaningful Improvement in Narcolepsy Type 1 Symptoms Demonstrating the Potential for a New Era of Care
–Oveporexton was Generally Well-Tolerated with Safety Profile Consistent with Previous Clinical Studies
SINGAPORE, OSAKA, Japan and CAMBRIDGE, Massachusetts, September 8, 2025 – Takeda (TSE:4502/NYSE:TAK) will present data from two global Phase 3 double-blind, placebo-controlled studies of oveporexton (TAK-861)1, a potential first-in-class investigational oral orexin receptor 2 (OX2R)-selective agonist in narcolepsy type 1 (NT1), during multiple oral presentations at the World Sleep 2025 Congress in Singapore beginning at 3:15 p.m. SGT today.
Both the FirstLight (TAK-861-3001) and RadiantLight (TAK-861-3002) studies met all primary and secondary endpoints demonstrating statistically significant improvement across a broad range of NT1 symptoms compared to placebo with p-values of <0.001 across all doses (twice-daily 1mg/twice-daily 2mg) at week 12. Oveporexton was generally well-tolerated with a safety profile consistent across clinical studies to date. No serious treatment-related adverse events were reported. The most common adverse events were insomnia, urinary urgency and frequency.
NT1 is a chronic, rare neurological disease caused by the loss of orexin neurons in the brain that results in a range of debilitating symptoms, which can severely impact every aspect of life. Currently, the standard available therapies only partially address some of the symptoms people face. As an orexin agonist, oveporexton is designed to fully address a broad range of NT1 symptoms by targeting the underlying orexin deficiency.
“Our research has shown that the loss of orexin is the cause of narcolepsy type 1, which results in symptoms like excessive daytime sleepiness and cataplexy,” said Dr. Emmanuel Mignot, M.D., Ph.D., principal investigator for the FirstLight Phase 3 study and one of the presenting authors. “Takeda’s groundbreaking efforts targeting the orexin receptor 2 in clinical studies led to positive Phase 3 results for oveporexton, bringing us a major step closer to having the first orexin therapy that addresses the underlying cause of narcolepsy type 1—with the potential of transforming the current treatment paradigm.”

Oveporexton was discovered in our Takeda labs. The Phase 3 oveporexton program is one of the largest, most comprehensive development programs for NT1. The studies investigated 14 primary and secondary endpoints over a total of 12 weeks in 273 patients across 19 countries. More than 95 percent of the participants who completed the studies enrolled in the ongoing long-term extension (LTE) study.

The oral presentations at World Sleep include data from objective and patient-reported measures of wakefulness, cataplexy, symptom severity and quality of life, including2,3,4,5:
•Wakefulness: Oveporexton improved excessive daytime sleepiness demonstrating statistically significant improvement from baseline in mean sleep latency on the Maintenance of Wakefulness Test (MWT) and in Epworth Sleepiness Scale (ESS) scores at week 12 across doses compared to placebo. The majority of participants treated with the 2/2mg dose achieved wakefulness within normative range (≥20 min) on the MWT, and close to 85 percent of participants achieved ESS scores comparable to healthy individuals (≤10).

•Cataplexy: Oveporexton demonstrated significant reduction in weekly cataplexy rate over 12 weeks across doses compared to placebo (median of percent change from baseline more than 80%). Median cataplexy free days compared to placebo improved from 0 days at baseline to 4-5 days per week at week 12. Cataplexy is a defining symptom for NT1 and is the sudden loss of muscle tone triggered by strong emotions.

•Symptom Severity: Oveporexton showed statistically significant changes from baseline in the narcolepsy severity scale (NSS-CT) total score compared to placebo with more than 70 percent of participants reporting the lowest severity level (mild; score 0-14) across doses. Oveporexton also resulted in statistically significant improvements in overall narcolepsy symptoms as assessed by the self-rated Patient Global Impression of Change (PGI-C) scale with nearly all treated participants (97%) reporting improvements.

•Quality of Life: Oveporexton resulted in statistically significant improvements in quality of life reaching scores in the normative range as assessed by the Short Form-36-item (SF-36) survey. These outcomes were supported by significant improvements on exploratory endpoints including the EuroQol 5-Dimension 5-Level (EQ-5D-5L).

•Safety Profile: Across both studies, oveporexton was generally well-tolerated. No treatment-related serious adverse events were observed. Consistent with our experience from previous clinical studies, the most common adverse events were insomnia, urinary urgency and frequency. Most adverse events were mild to moderate.

“We are leveraging our leadership in orexin science and development with the aim to bring oveporexton to patients expeditiously in partnership with health authorities,” said Sarah Sheikh, M.Sc., B.M., B.Ch., MRCP, Head, Neuroscience Therapeutic Area Unit and Global Development at Takeda. “We are excited to share these transformative results at World Sleep, which demonstrate the potential for a new era of care defined by multiple treatment measures that matter to patients.”
Takeda will share other presentations during the World Sleep Congress in oral and poster sessions, including the impact of stigma on people with NT1, evaluations of sleep algorithms and orexin biomarkers for more accurate NT1 diagnosis and additional analyses from the oveporexton Phase 2b study, including patient satisfaction with treatment survey and impact on cognition, microsleeps and napping.
Results from the Phase 3 studies have no significant impact on the full year consolidated forecast for the fiscal year ending March 31, 2026.

Takeda Investor Conference Call and Webcast Details
Takeda will host an investor call to discuss the Phase 3 data and market opportunity for oveporexton today, September 8, at 7:30-8:45 p.m. SGT/7:30-8:45 a.m. EDT (8:30-9:45 p.m. JST). Presentation slides and a virtual meeting registration link are now available here. An on-demand replay of the webcast will be made available on Takeda’s website after the conclusion of the event.
About Oveporexton (TAK-861)
Oveporexton (TAK-861) is an investigational orexin receptor 2 (OX2R)-selective agonist, which selectively stimulates the OX2R to restore signaling and address the underlying orexin deficiency that causes narcolepsy type 1 (NT1). By activating OX2Rs, oveporexton is designed to promote wakefulness and reduce abnormal rapid eye movement (REM)-sleep like phenomena, including cataplexy, to address the broad spectrum of daytime and nighttime symptoms.
About the FirstLight and RadiantLight Phase 3 Orexin Studies
FirstLight (TAK-861-3001; NCT06470828) and RadiantLight (TAK-861-3002; NCT06505031) are global, multicenter, placebo-controlled studies to evaluate the efficacy, safety and tolerability of oveporexton compared to placebo in patients with narcolepsy type 1 (NT1) over 12 weeks. The studies were conducted in 19 countries with enrollment completed within six months. The FirstLight study enrolled 168 participants randomized to one of three dosing arms (twice-daily 2mg, 1mg and placebo). The RadiantLight study enrolled 105 participants randomized to two dosing arms (twice-daily 2mg and placebo). The primary endpoint in both studies was improvement in excessive daytime sleepiness (EDS) as measured by the Maintenance of Wakefulness Test (MWT), a standard measure of wakefulness. Key secondary endpoints included improvement in EDS as measured by the Epworth Sleepiness Scale (ESS) and in the Weekly Cataplexy Rate (WCR), a measure evaluating cataplexy. The studies also evaluated the effect of oveporexton on participants' ability to maintain attention, participants’ overall quality of life, the spectrum of narcolepsy symptoms and daily life functions, as well as the safety and tolerability of oveporexton.

About Takeda’s Orexin Franchise

Takeda is the leader in orexin science with a franchise of tailored orexin assets in preclinical and clinical stages with optimized profiles for various orexin disorders. Orexin is a key regulator of sleep and wake patterns and contributes to other essential functions including attention, mood, metabolism and respiration. Oveporexton (TAK-861) is the lead investigational orexin receptor 2 (OX2R) agonist asset in Takeda’s orexin franchise and received Breakthrough Therapy designation for the treatment of excessive daytime sleepiness in narcolepsy type 1 (NT1) from the U.S. Food and Drug Administration and the Center for Drug Evaluation of China’s National Medical Products Administration. The company is also investigating other orexin agonists in populations with orexin levels in the normal range, including TAK-360, an oral OX2R agonist initially being investigated for the treatment of narcolepsy type 2 (NT2) and idiopathic hypersomnia (IH) in Phase 2 studies, and other potential indications where orexin signaling is implicated. Additional preclinical assets are also in development including TAK-495, which is expected to enter the clinic in fiscal year 2025.

About Takeda
Takeda is focused on creating better health for people and a brighter future for the world. We aim to discover and deliver life-transforming treatments in our core therapeutic and business areas, including gastrointestinal and inflammation, rare diseases, plasma-derived therapies, oncology, neuroscience and vaccines. Together with our partners, we aim to improve the patient experience and advance a new frontier of treatment options through our dynamic and diverse pipeline. As a leading values-based, R&D-driven biopharmaceutical company headquartered in Japan, we are guided by our commitment to patients, our people and the planet. Our employees in approximately 80 countries and regions are driven by our purpose and are grounded in the values that have defined us for more than two centuries. For more information, visit www.takeda.com.

Media Contacts:
Japanese Media
Yuko Yoneyama
yuko.yoneyama@takeda.com

U.S. and International Media
Rachel Wallace
rachel.wallace2@takeda.com

Important Notice
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Medical Information

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References
1.The topline results of these studies were disclosed on July 14, 2025 in, “Takeda Announces Positive Results from Two Pivotal Phase 3 Studies of Oveporexton (TAK-861) in Narcolepsy Type 1”.
2.Mignot E, Arnulf I, Plazzi G, et al. Efficacy and safety of Oveporexton (TAK-861), an oral orexin receptor 2 agonist for the treatment of narcolepsy type 1: results from a phase 3 randomized study in Europe, Japan, and North America. Presented at: World Sleep Congress 2025; 2025 Sep 8; Singapore.
3.Dauvilliers Y, Antczak J, Buntinx E, et al. Efficacy and safety of Oveporexton (TAK-861) for the treatment of narcolepsy type 1: results from a phase 3 randomized study in Asia, Australia, and Europe. Presented at: World Sleep Congress 2025; 2025 Sep 8; Singapore.
4.Sivam S, Hsiao S, Du Y, et al. Effect of the Oral Orexin Receptor 2 Agonist Oveporexton (TAK-861) on Quality of Life in Individuals with NT1 over 21 weeks. Presented at: World Sleep Congress 2025; 2025 Sep 8; Singapore.
5.Barateau L, Arnulf I, Dauvilliers, Y, et al. Effect of Oral Orexin Receptor 2 Agonist Oveporexton (TAK-861) on the Severity of Symptoms in Individuals With Narcolepsy Type 1: Results From Two Phase 3 Studies. Presented at: World Sleep Congress 2025; 2025 Sep 8; Singapore.